UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE REGISTRANT’S DECISION TO REPURCHASE TREASURY STOCK AND THE DISTRIBUTION OF DIVIDENDS

On May 13, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a press release regarding its decision to repurchase treasury stock and the distribution of dividends. Attached is an English translation of the press release filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 13, 2011

May 13, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE DECISION TO REPURCHASE TREASURY STOCK AND

THE DISTRIBUTION OF DIVIDENDS FOR THE YEAR ENDING MARCH 31, 2012

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that at the Board of Directors’ meeting held on May 13, 2011, the following resolutions were passed.

1.	Regarding the Decision to Repurchase Treasury Stock

(An acquisition according to the provision in NTT’s Articles of Incorporation, under Article 165, Section 2 of the Corporation Law)

(1)	The Reason for the Repurchase

To increase the efficiency of its capital and to realize NTT’s capital policies for current supply and demand conditions.

(2)	Details of the Repurchase

Number of Shares:	Common Stock: 60 million shares (maximum) *Percent of total number of issued shares (excluding treasury stock) – 4.53%

‚Total Repurchase Price:	280.0 billion yen (maximum)

ƒRepurchase Period:	From May 16, 2011 to September 30, 2011

„Method of Repurchase:	NTT plans to use the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

(Reference) Treasury stock held as of March 31, 2011

Total number of issued shares (excluding treasury stock): 1,323,135,067 shares

Number of treasury stock: 125,524,000

NTT will make the realization of a flexible capital policy possible going forward, and take care to maintain sound finances. Upon the ordinary general meeting of shareholders, NTT plans to reverse 600.0 billion yen, out of a total of 1,131.0 billion yen, in other reserves and transfer the amounts into accumulated earned surplus.

2.	Increase in Dividends for the Year Ending March 31, 2012 (forecasts)

Dividend per Share

	Interim Dividend	End-of-term Dividend	Annual Total
Year Ending March 31, 2012 (forecasts)	70 yen	70 yen	140 yen
Year Ended March 31, 2011 (reference)	60 yen (implemented in November 2010)	60 yen	120 yen

For further information, please contact:
Masaru Nara or Akio Iijima
Investor Relations Office
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581